United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2016

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

EXTRATO DA ATA DA REUNIÃO EXTRAORDINÁRIA DO CONSELHO FISCAL

No dia 28 de novembro de 2016, reuniram-se extraordinariamente no escritório da Vale S.A., localizado na Rua Almirante Guilhem, 378, Rio de Janeiro (RJ), o membro titular Sr. Aníbal Moreira dos Santos, e o Sr. Samir Wakim Bassil que secretariou os trabalhos. Participaram, ainda, por intermédio de teleconferência, os membros do Conselho Fiscal, Srs. Marcelo Amaral Moraes — Presidente, Paulo José dos Reis Souza, Sandro Kohler Marcondes e Raphael Manhães Martins. Assim sendo, o Conselho Fiscal foi informado, discutiu e emitiu parecer sobre o seguinte assunto:

REMUNERAÇÃO AOS ACIONISTAS: Estiveram presentes à reunião a Sra. Sonia Zagury, Diretora de Tesouraria e Finanças Corporativas, o Sr. Murilo Muller, Gerente Executivo de Controladoria e Contabilidade, e, por intermédio de teleconferência, o Sr. Rogério Nogueira, Diretor de Controladoria e Relações com Investidores, que fizeram a apresentação sobre o assunto e prestaram os esclarecimentos solicitados. Ao final da reunião foi emitido “PARECER DO CONSELHO FISCAL SOBRE REMUNERAÇÃO AOS ACIONISTAS”, anexo a esta ata.

Atesto que o trecho acima foi extraído da ata lavrada no Livro de Atas de Reuniões do Conselho Fiscal da sociedade.

Rio de Janeiro, 28 de novembro de 2016.

Samir Wakim Bassil

Secretário

PARECER DO CONSELHO FISCAL SOBRE REMUNERAÇÃO AOS ACIONISTAS

O Conselho Fiscal da Vale S.A., no exercício de suas atribuições legais e estatutárias, tendo examinado a Proposta da Administração para pagamento da remuneração aos acionistas, conforme a DDE-264/2016, é de opinião que a mesma encontra-se em condição de ser apreciada pelo Conselho de Administração da Sociedade.

Rio de Janeiro, 28 de novembro de 2016.

Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Conselheiro - Presidente	Conselheiro

Paulo José dos Reis Souza	Raphael Manhães Martins
Conselheiro	Conselheiro

Sandro Kohler Marcondes
Conselheiro

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: November 29, 2016	By:	/s/ André Figueiredo
André Figueiredo
Director of Investor Relations